EX—FILING FEES

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

North Haven Private Income Fund LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$174,067,192.20	(1)	0.01381%	$24,038.68	(2)
Fees Previously Paid				—
Total Transaction Valuation	$174,067,192.20
Total Fees Due for Filing				$24,038.68
Total Fees Previously Paid				—
Total Fee Offsets				—
Net Fee Due				$24,038.68

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 9,308,406 Class S Units of North Haven Private Income Fund LLC at a price equal to $18.70 per unit, which represents the Company’s net asset value as of September 30, 2025.

(2) Calculated at $138.10 per $1,000,000 of the transaction value.